October 28, 2009

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720

Dear Ms. Cole:

On August 31, 2009, Northern Lights Fund Trust (the “Registrant”), on behalf of Winans Long/Short Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 100 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 7, 2009 you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS COMMENTS

1.

Comment.  Under the sub-heading entitled Portfolio Turnover, please provide the Fund's prior fiscal year turnover.

Response.  Turnover for the fiscal year ended July 31, 2009 will be added, as will additional risk disclosures regarding high portfolio turnover.

2.

Comment.  Under the heading entitled Principal Investment Strategies, please re-word the first sentence so that it is clearer that the Fund invests primarily in ETFs.

Response.  The sentence in question has been revised consistent with your comment.

3.

Comment.  Under the heading entitled Principal Investment Strategies, in the first paragraph, please define or elaborate on the meaning of (i) inverse ETF, (ii) top-down, (iii) buy signal, (iv) sell signal.

Response.  Additional disclosure describing inverse ETFs, top down strategy, buy signals and sell signals has been added under the Principal Investment Strategies section of the Prospectus.

4.

Comment.  Since the Fund uses "Equity" in its name, please add Rule 35d-1 disclosures regarding an 80% investment policy.

Response.  After discussion with the Fund's Adviser and Sub-Adviser, the Fund determined it was more appropriate to remove the word "Equity" from its name rather than include the requested Rule 35d-1 disclosure.

5.

Comment.  Under Principal Investment Risks, please remove Limited History of Operations and expand Management Risk to describe the adviser's lack of experience managing a mutual fund.

Response.  The removal of the Limited History of Operations disclosure and the change to the Management Risk have been made as requested.

6.

Comment.  Under Performance please enhance the disclosure stating reasons why no performance is presented to include the replacement of the investment adviser.

Response.  Additional disclosure has been added to the Performance section explaining that prior performance is not included based, in part, on the adoption of a new investment strategy and the hiring of a new investment adviser and sub-adviser.

7.

Comment.  Under Portfolio Manager, please add the month and year that Mr. Winans assumed his role as portfolio manager to the Fund.

Response.  Disclosure has been added to the Prospectus indicating that the Portfolio Manager took over management of the Fund in August 2009.

8.

Comment.  Under Additional Information About Principal Investment Strategies And Related Risks, in the first sentence of the fourth paragraph under the sub-section entitled Principal Investment Strategies, please remove references to Investment Companies and Index Investments unless they are principal strategies.  If they are principal strategies, please expand their description and risk disclosure in both Item 9 and Item 4.

Response.  The sentence in question has been revised to remove references to Investment Companies and Index Investments, consistent with your comment.

9.

Comment.  Under Additional Information About Principal Investment Strategies And Related Risks, in the first sub-bullet entitled ETF Strategy Risks under the sub-section entitled Principal Investment Risks, please remove references to foreign, emerging market and real estate risks unless they are part of the Fund's principal investment strategy.  If they are principal strategies, please expand their description and risk disclosure in both Item 9 and Item 4.

Response.  After discussion with the Adviser and Sub-Adviser, the references to foreign, emerging market, real estate and commodities risks have been removed from the Prospectus.

10.

Comment.  Under Additional Information About Principal Investment Strategies And Related Risks, in the bullet entitled Limited History of Operations, please remove Limited History of Operations and expand Management Risk to describe the adviser's lack of experience managing a mutual fund.

Response.  The removal of the Limited History of Operations disclosure and the change to the Management Risk have been made as requested.

11.

Comment.  Under the section entitled Management, the Fund discloses that both the adviser and sub-adviser receive a performance-based fee.  Please provide an explanation to the Staff why it is reasonable for both parties to receive performance-based fees.  The Staff believes the Fund's double layer of performance fees is novel and somewhat puzzling because the adviser is rewarded for the performance of the sub-adviser, not its own performance (other than selecting the sub-adviser).

Response.  The parallel advisory and sub-advisory performance fees, while novel, provide a fair and consistent method of calculating the investment management fees.  Both parties are incentivized to provide superior investment returns for shareholders.  If only the sub-advisory fees were performance based, the adviser might be inclined to keep an average performing sub-adviser to maximize the fees earned and retained by the adviser (because of not having to pay a performance differential to the sub-adviser).  Conversely, if the performance fee were only paid to the adviser, this would reward the adviser for the investment results obtained by the sub-adviser.  Creating an incentive for outperformance in the advisory and sub-advisory fees aligns the interest of the adviser and sub-adviser with the Fund's shareholders.  Additionally, because the adviser and sub-adviser are affiliates, it is anticipated that many of the resources of the adviser (including its facilities, personnel and infrastructure) will be utilized by the sub-adviser for the benefit of the Fund.  Therefore, it is appropriate for the adviser to also share in the benefits derived from investment outperformance.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Winans Long/Short Fund

[TICKER]

PROSPECTUS [___ __], 2009

Advised by:

WI Mutual Funds, LLC

330 Ignacio Boulevard

Suite 203

Novato, CA  94949

(800) 494-6267

Sub-advised by:

Winans International, Inc.

330 Ignacio Boulevard

Suite 203

Novato, CA  94949

(800) 494-6267

www.[____].com

                                                   1-866-722-1677

This Prospectus provides important information about the Fund that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

FUND SUMMARY
Investment Objective
Fees and Expenses of the Fund
Principal Investment Strategies
Principal Investment Risks
Performance
Investment Adviser and Subadviser
Portfolio Manager
Purchase and Sale of Fund Shares
Tax Information
Payments to Broker-Dealers and Other Financial Intermediaries
ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS
Investment Objective
Principal Investment Strategies
Principal Investment Risks
Temporary Investments
Portfolio Holdings Disclosure
MANAGEMENT
Investment Adviser and Subadviser
Portfolio Manager
HOW SHARES ARE PRICED
HOW TO PURCHASE SHARES
Purchasing Shares
Minimum and Additional Investment Amounts
When Order is Processed
Retirement Plans
HOW TO REDEEM SHARES
Redeeming Shares
Redemptions in Kind
When Redemptions are Sent
When You Need Medallion Signature Guarantees
Retirement Plans
Low Balances
TAX STATUS, DIVIDENDS AND DISTRIBUTIONS
FREQUENT PURCHASES AND REDEMPTION OF FUND SHARES
DISTRIBUTION OF SHARES
Distributor
Distribution Fees
Additional Compensation to Financial Intermediaries
Householding
FINANCIAL HIGHLIGHTS
PRIVACY POLICY

FUND SUMMARY

Investment Objective:  The Fund's investment objective is total return.

Fees and Expenses of the Fund:  The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed, if applicable)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	[____%]
Acquired Fund Fees and Expenses (1)	[____%]
Total Annual Fund Operating Expenses	[____%]
Fee Waiver (2)	[___ ]%
Total Annual Fund Operating Expenses After Fee Waiver	2.50%

(1)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(2)

The Fund's adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least November 30, 2010, to ensure that Total Annual Fund Operating Expenses After Fee Waiver (exclusive of any taxes, interest, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses such as litigation) will not exceed 2.50%,  Only the Fund’s Board of Trustees may terminate the expense limitation agreement prior to October 31, 2010.

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year

3 Years

5 Years

10 Years

$[  ]

$[  ]

$[  ]

$[  ]

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.   For the fiscal year ended July 31, 2009, the Fund had a portfolio turnover rate of 337%.

Principal Investment Strategies:  In seeking the Fund’s objective of total return, the sub-adviser invests primarily in exchange traded funds ("ETFs") selected through the use of a top down, long/short investment strategy that combines purchases and short sales of ETFs ..   A top down investment strategy analyzes broad based market conditions and then focuses on particular market segments in order to select those forecasted by the sub-adviser to outperform the market.   The Fund may also purchase inverse ETFs.   Inverse ETFs are designed to produce results opposite to market trends.  Inverse ETFs seek daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of a specific benchmark.  Accordingly, inverse ETFs are funds designed to rise in price when stock prices are falling.   The Fund generally will purchase securities when the sub-adviser’s technical analysis of stock market price trends and momentum provide appropriate “buy” signals and will sell or short securities upon appropriate “sell” signals.   The "buy" and "sell" signals are generated through technical analysis of past market prices, average trading volume and other statistical data monitored by the sub-adviser.   Technical analysis is a security analysis discipline for forecasting the future direction of prices securities or the securities markets through the study of market data history, focusing upon price trends and momentum.

From time to time, the Fund may be either net long or net short depending on the sub-adviser’s view of the stock market, primarily as represented by the Standard & Poor’s 500 Composite Stock Price Index, which is an unmanaged index of common stocks generally considered to be representative of broad U.S. stock market performance (the “S & P 500 Index”).  Because of the sub-adviser’s focus on the S & P 500 Index, most (but not necessarily all) of the ETFs in the Fund’s portfolio track the price and yield performance of that Index ..

The Fund may borrow an amount up to one-third of its assets (defined as net assets plus any borrowing for investment purposes) for investment purposes (“leverage”).  The amount of leverage will be a function of the sub-adviser's ability to identify attractive investments and its assessment of the overall investment environment.

Principal Investment Risks:  As with all mutual funds, there is the risk that you could lose money through your investment in the Fund.  Although the Fund will seek to meet its investment objective, there is no assurance that it will do so.  Many factors affect the Fund’s performance.

•

ETF Risk.  ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds.  Each ETF is subject to specific risks, depending on the nature of the ETF.

•

Inverse Risk.  Positions in inverse securities, such as inverse ETFs are more speculative and can be more risky than "long" positions (purchases).

•

Leveraging Risk.  If the Fund is leveraged, and the value of the securities declines, the leverage will magnify the Fund's losses.

•

Management Risk.  The adviser’s judgments about the attractiveness, value and potential appreciation or depreciation of a particular security in which the Fund invests or sells short may prove to be inaccurate and may not produce the desired results. In addition, the adviser has not previously managed a mutual fund.

•

Market Risk.  The Fund’s investments may decline in value if the stock markets perform poorly.

•

Portfolio Turnover Risk.  Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities may also increase a Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

•

Short Sale Risk.  Positions in shorted securities are often speculative and more risky than "long" positions (purchases).

Performance:  Because the Fund has less than a full calendar year of investment operations, and because the Fund adopted a new and different investment strategy managed by a new adviser and sub-adviser, no performance information is presented for the Fund at this time.  In the future, performance information will be presented in this section of the Prospectus.  Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.  Updated performance information will be available at no cost by visiting www.[___].com or by calling 1-866-722-1677.

Investment Adviser:  WI Mutual Funds, LLC ("WIMF") is the Fund’s investment adviser. Winans International, Inc. ("WII") is the Fund's investment sub-adviser.

Portfolio Manager:   Kenneth G. Winans is primarily responsible for the day-to-day management of the Fund.  He has served the Fund in this capacity since WII took over as the investment adviser to the Fund in August 2009 ..

Purchase and Sale of Fund Shares:  The minimum initial investment in the Fund is $1,000 and the minimum subsequent investment is $100.  You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open.  Redemptions requests may be made in writing, by telephone, on the Fund's website, or through a financial intermediary and will be paid by check of wire transfer.

Tax Information:  Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-free plan.

Payments to Broker-Dealers and Other Financial Intermediaries:  If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective:  The Fund's investment objective is total return.  Total return consists of capital appreciation realized from the purchase and sale of securities, interest and dividends from portfolio securities and income from certain investment activities, such as short sales.   The Fund’s investment objective may be changed by the Fund’s Board of Trustees upon 60 days written notice to shareholders.

Principal Investment Strategies: In seeking its objective of total return, the sub-adviser invests primarily in exchange traded funds ("ETFs") selected through the use of a top down market momentum long/short investment strategy that combines purchases and short sales of primarily securities index ETFs.   A top down investment strategy analyzes broad based market conditions and then focuses on particular market segments in order to select those forecasted by the sub-adviser to outperform the market.   From time to time, the Fund may be either net long or net short depending on the portfolio manager’s view of the stock market, primarily as represented by the S&P 500 Index.   The Fund may also purchase inverse ETFs.  Inverse ETFs are designed to produce results opposite to market trends.  Inverse ETFs seek daily investment results, before fees and expenses, which correspond to the inverse (opposite) of the daily performance of a specific benchmark.  Accordingly, inverse ETFs are funds designed to rise in price when stock prices are falling.

The portfolio manager’s view of the stock market is based on the proprietary technical analysis of the Fund’s sub-adviser, WII, including but not limited to the Winans Trend Indicator, the Winans January Barometer and Winans Price Targets.  Technical analysis is a security analysis discipline for forecasting the future direction of prices securities or the securities markets through the study of market data history, focusing upon price trends and momentum.  The Fund’s portfolio manager generally will purchase securities when WII’s technical analysis of stock market price trends and momentum provide appropriate “buy” signals and will sell or short securities upon appropriate “sell” signals.

The "buy" and "sell" signals are generated through technical analysis of past market prices, average trading volume and other statistical data monitored by the sub-adviser.

The Winans Trend Indicator attempts to “beat the market” by periodically comparing the S&P 500 Index closing value to the Index’s 40 and 25 week simple moving averages (together with asymmetrical “buffers” to filter out “whipsaw” false signals) to generate sell and buy signals, respectively, regarding the Index.  The Winans January Barometer is WII’s proprietary version of the well-known technical indicator that suggests that the market trend for January is statistically indicative of the market’s trend for the entire year.  Winans Price Targets are proprietary price targets based on statistically “overbought” and “oversold” points within a year based on price movements for past years.  WII also uses other proprietary and nonproprietary technical analysis to help manage the Fund’s portfolio.

ETFs ..  An ETF generally is an investment company, unit investment trust or a portfolio of securities deposited with a depository in exchange for depository receipts.  The portfolios of ETFs generally consist of common stocks that closely track the performance and dividend yield of specific securities indices, either broad market, sector or international.    ETFs provide investors the opportunity to buy or sell throughout the day an entire portfolio of stocks in a single security.

Because of its focus on the S&P 500 Index, most (but not necessarily all) of the Fund’s assets will be invested in ETFs that track the performance of the S&P 500 Index, such as Standard & Poor’s Depository Receipts (“SPDRs”).  The performance of some ETFs in which the Fund invests may inversely track its benchmark index, in other words, decrease if the securities index increases and vice versa.  This is similar to selling a security short.  The Fund may also invest in ETFs that track its benchmark index at a multiple of the index, sometimes twice the change or more. This is similar to the effect of leverage.

Short Selling.  If the Fund anticipates that the price of a security, e.g., a SPDR, will decline, the Fund may sell the security short and borrow the same security from a broker or other institution to complete the sale.  The Fund may make a profit or incur a loss on the short sale depending upon whether the market price of the security decreases or increases between the date of the short sale and the date on which the Fund must replace the borrowed security and upon the transactions costs and the costs of borrowing the security.  When a cash dividend is declared on a security for which the Fund has a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the security.

Leveraging.  The Fund may borrow money in amounts up to one-third of its managed assets (i.e., net assets plus borrowed amounts) to make additional investments. Leverage, the speculative practice of borrowing to make additional investments, magnifies the potential for gain or loss on the portfolio securities of the Fund and, therefore, if employed, increases the possibility of fluctuation in the Fund’s net asset value.  Leveraging the Fund creates an opportunity for increased net income but, at the same time, creates special risk considerations.

Principal Investment Risks:

•

ETF Risk.  ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds.  ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange.  ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares.  ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund.  Because the value of ETF shares depends on the demand in the market, the sub-adviser may not be able to liquidate the Fund's holdings at the most optimal time, adversely affecting performance.  Additional risks of investing in ETFs are described below:

°

ETF Strategy Risk:  Each ETF is subject to specific risks, depending on the nature of the ETF. These risks could include liquidity risk and sector risk ..

°

Net Asset Value and Market Price Risk:  The market value of ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value.

°

Tracking Risk:  ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices.  Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs' ability to track their applicable indices.

•

Inverse Risk:  Under certain circumstances, the Sub-adviser may invest in Underlying ETFs, known as “inverse ETFs,” which are designed to produce results opposite to market trends.  Inverse ETFs seek daily investment results, before fees and expenses, which correspond to the inverse (opposite) of the daily performance of a specific benchmark.  Inverse ETFs are funds designed to rise in price when stock prices are falling. Inverse ETF index funds seek to provide investment results that will match a certain percentage of the inverse of the performance of a specific benchmark on a daily basis.  For example, if a fund’s current benchmark is 100% of the inverse of the S&P 500 Index and the fund meets its objective, the value of the fund will tend to increase on a daily basis when the value of the underlying index decreases (if the S&P 500 Index goes down 5% then the fund’s value should go up 5%).  Conversely, when the value of the underlying index increases, the value of the fund’s shares tend to decrease on a daily basis (if the S&P 500 Index goes up 5% then the fund’s value should go down 5%). Additionally, inverse ETF’s may employ leverage, which magnifies the changes in the underlying stock index upon which they are based.  For example, if an inverse ETF’s current benchmark is 200% of the inverse of the S&P 500 Index and the ETF meets its objective, the value of the ETF will tend to increase on a daily basis when the value of the underlying index decreases (e.g., if the S&P 500 Index goes down 5% then the inverse ETF’s value should go up 10%).

•

Leveraging Risk.  Leverage, the speculative practice of borrowing to make additional investments, magnifies the potential for gain or loss on the portfolio securities of the Fund and, therefore, if employed, increases the possibility of fluctuation in the Fund’s net asset value.  Leveraging the Fund creates an opportunity for increased net income but, at the same time, creates special risk considerations.  For example, leveraging may exaggerate changes in the net asset value of the Fund’s shares and in the yield on the Fund’s portfolio.  Although the principal of such borrowings will be fixed, the Fund’s assets may change in value during the time the borrowing is outstanding.  Since any decline in value of the Fund’s investments will be borne entirely by the Fund’s shareholders (and not by those persons providing the leverage to the Fund), the effect of leverage in a declining market would be a greater decrease in net asset value than if the Fund were not so leveraged.  Leveraging will create interest expenses for the Fund, which can exceed the investment return from the borrowed Fund.  To the extent the investment return derived from securities purchased with borrowed Fund exceeds the interest the Fund will have to pay, the Fund’s investment return will be greater than if leveraging were not used.  Conversely, if the investment return from the assets retained with borrowed Fund is not sufficient to cover the cost of leveraging, the investment return of the Fund will be less than if leveraging were not used.

•

Management Risk.  The sub-adviser’s judgments about the attractiveness, value and potential appreciation or depreciation of a particular security in which the Fund invests or sells short may prove to be inaccurate and may not produce the desired results.  In addition, the sub-adviser has not previously managed a mutual fund.  Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the sub-adviser's management of individual and institutional accounts.  As a result, investors cannot judge the sub-adviser by its track record of managing a mutual fund and the sub-adviser may not achieve its intended result in managing the Fund.

•

Market Risk.  Stock markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  The Fund’s investments may decline in value if the stock markets perform poorly.  There is also a risk that the Fund’s investments will under perform either the securities markets generally or particular segments of the securities markets.

•

Portfolio Turnover Risk.  Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities may also increase a Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

•

Short Sale Risk.  The Fund engages in short selling activities, which are significantly different from the investment activities commonly associated with conservative stock funds.  Positions in shorted securities are often speculative and more risky than "long" positions (purchases).  You should be aware that any strategy that includes selling securities short could suffer significant losses.  Short selling will also result in higher transaction costs (such as interest and dividends), which reduce the Fund’s return, and may result in higher taxes.  An increase in the value of a security sold short by the Fund over the price at which it was sold short could result in a theoretically unlimited potential loss to the Fund, and there can be no assurance that the Fund will be able to close out the position at any particular time or at an acceptable price.  To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short.  The amount of gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.

Temporary Investments:  To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  The Fund may be invested in these instruments for extended periods, depending on the sub-adviser's assessment of market conditions.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements.  While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.  Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro-rata portion of such money market funds' advisory fees and operational fees.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Portfolio Holdings Disclosure:  A description of the Fund's policies regarding the release of portfolio holdings information is available in the Fund's Statement of Additional Information.  [The Fund may, from time to time, make available month-end portfolio holdings information on its website at www.[____].com.  The month-end portfolio holdings are generally posted to the website within [forty-five] days of the end of each month and remain available until new information for the next month is posted.  Shareholders may request portfolio holdings schedules at no charge by calling 1-866-722-1677.

MANAGEMENT

Investment Adviser:  The Fund’s investment adviser is WI Mutual Funds, LLC, ("WIMF" or "Adviser") a wholly owned subsidiary of W.I. Holdings, LLC.  The Fund’s sub-adviser is Winans International, Inc. ("WII" or "Sub-Adviser").  Subject to the authority of the Board of Trustees, the Adviser is responsible for management of the Fund's investment portfolio.  The Adviser has delegated to the Sub-Adviser the responsibility of selecting the Fund's investments according to the Fund's investment objective, policies and restrictions.

Pursuant to an advisory agreement between the Fund and the Adviser, the Adviser is entitled to receive from the Trust, on a monthly basis, an advisory fee which consists of an annual base fee of 1.50% adjusted upward or downward up to a maximum of 0.25% of the average daily net asset value of the Fund depending upon the performance of the Fund as compared to S&P 500 Index (dividends included) (“S&P 500”) for the preceding twelve (12) months (including the month to which the payment relates), measured at the end of that month. For each 0.08% difference between the Fund’s performance and the performance of the S&P 500 up to a maximum of 2.00%, the annual rate will be varied by 0.01% of the value of the average daily net asset value.  There is no performance based payment during the first 12 months the Adviser manages the Fund, therefore the Adviser will only be paid the 1.50% base fee.  A discussion regarding the basis for the Board of Trustees' approval of the advisory agreement will be available in the Fund's annual shareholder report.

The Adviser has contractually agreed to waive its advisory fees and/or to make payments, at least until November 30, 2010, so that the ordinary annual operating expenses of the Fund do not exceed 2.50%.  Ordinary operating expenses do not include taxes, interest, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses such as litigation.  Waivers and expense payments may be recouped by the Adviser from the Fund, if such recoupment can be achieved within the foregoing expense limits within three years of when the amounts were waived or paid.

The WIMF has entered into a sub-advisory agreement with WII whereby day to day management of the Fund's portfolio is performed by WII. The sub-advisory fee to be paid by WIMF (not the Fund) to WII consists of an annual base fee of 0.90% adjusted upward or downward up to a maximum of 0.15% of the average daily net asset value of the Fund depending upon the performance of the Fund as compared to S&P 500 for the preceding twelve (12) months (including the month to which the payment relates), measured at the end of that month. There is no performance based payment during the first 12 months the Adviser manages the Fund, therefore the Adviser will only be paid the 0.90% base fee.  For each 0.08% difference between the Fund’s performance and the performance of the S&P 500 up to a maximum of 2.00%, the annual rate will be varied by 0.006% of the value of the average daily net asset value.  A discussion regarding the basis for the Board of Trustees' approval of the sub-advisory agreement will be available in the Fund's annual shareholder report.

Portfolio Manager:  The Fund’s portfolio manager is Kenneth G. Winans, CMT, MBA.  Mr. Winans is the President and controlling person of WII, and President, and sole Manager of WIMF, and Chairman, Chief Executive Officer, President, Member and controlling person of the parent company of both WII and WIMF.  Mr. Winans has managed the Fund since WIMF took over management of the Fund in August 2009.

The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities in the Fund.

HOW SHARES ARE PRICED

The public offering price and NAV of Fund shares are determined at 4:00 p.m. (Eastern time) on each day the New York Stock Exchange ("NYSE") is open for business.  NAV is computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of the Fund's shares outstanding ((asset-liabilities)/number of shares=NAV).  The NYSE is closed on weekends and most national holidays.  The NAV takes into account the expenses and fees of the Fund, including investment advisory, administration, and distribution fees, which are accrued daily.  The determination of NAV of the Fund for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, securities are valued each day at the last quoted sales price on each security's principal exchange.  Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the last bid on the primary exchange. Securities primarily traded in the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.  If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the adviser or sub-adviser in accordance with procedures approved by the Board, and evaluated by the Board quarterly as to the reliability of the fair value method used. In these cases, the Fund's NAV will reflect certain portfolio securities' fair value rather than their market price.  Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.  The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities.  Although not part of the adviser’s principal investment strategy, the Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund’s portfolio may change on days when you may not be able to buy or sell Fund shares.  In computing the NAV of the Fund, the adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the value of a security in the Fund’s portfolio occur before the Fund prices its shares, the security will be valued at fair value.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the adviser or sub-adviser may need to price the security using the Fund’s fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short-term traders.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies that are registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of the registered open-end management investment companies in which the Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE SHARES

Purchasing Shares:  You may purchase shares of the Fund by sending a completed application form to the following address:

Regular/Express/Overnight Mail
Winans Long/Short Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.  As requested on the Application, you should supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing a P.O. Box will not be accepted.  This information will assist the Fund in verifying your identity.  Until such verification is made, the Fund may temporarily limit additional share purchases.  In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder’s identity.  As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

Purchase through Brokers:  You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund's distributor.  The brokers and agents are authorized to receive purchase and redemption orders on behalf of the Fund.  The Fund will be deemed to have received a purchase or redemption order when an authorized broker or its designee receives the order.  The broker or agent may set their own initial and subsequent investment minimums.  You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund.  Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund.  You should carefully read the program materials provided to you by your servicing agent.

Purchase by Wire:  If you wish to wire money to make an investment in the Fund, please call the Fund at 1-866-722-1677 for wiring instructions and to notify the Fund that a wire transfer is coming.  Any commercial bank can transfer same-day funds via wire.  The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE.  Your bank may charge you a fee for wiring same-day funds.

Transactions through www.[____].com:  You may purchase the Fund's shares and redeem the Fund's shares through the Fund's website www.[____].com.  To establish Internet transaction privileges you must enroll through the website.  You automatically have the ability to establish Internet transaction privileges unless you decline the privileges on your New Account Application or IRA Application.  You will be required to enter into a user's agreement through the website in order to enroll in these privileges.  In order to conduct Internet transactions, you must have telephone transaction privileges.  To purchase shares through the website you must also have ACH instructions on your account.

Redemption proceeds may be sent to you by check to the address of record, or if your account has existing bank information, by wire or ACH.  Only bank accounts held at domestic financial institutions that are ACH members can be used for transactions through the Fund's website.  The Fund imposes a limit of $100,000 on purchase and redemption transactions through the website.  Transactions through the website are subject to the same minimums as other transaction methods.

You should be aware that the Internet is an unsecured, unstable, unregulated and unpredictable environment.  Your ability to use the website for transactions is dependent upon the Internet and equipment, software, systems, data and services provided by various vendors and third parties.  While the Fund and its service providers have established certain security procedures, the Fund, its distributor and its transfer agent cannot assure you that trading information will be completely secure.

There may also be delays, malfunctions, or other inconveniences generally associated with this medium.  There also may be times when the web site is unavailable for Fund transactions or other purposes.  Should this happen, you should consider purchasing or redeeming shares by another method.  Neither the Fund or its transfer agent, distributor or adviser will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information.

Automatic Investment Plan:  You may participate in the Fund's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts.  You may elect to make subsequent investments by transfers of a minimum of $[100] on specified days of each month into your established Fund account.  Please contact the Fund at 1-866-722-1677 for more information about the Fund's Automatic Investment Plan.

Minimum and Additional Investment Amounts:  You can open an account with a minimum initial investment of $1,000 in the Fund and make additional investments to the account at any time with as little as $100.  There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares.  Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, thrift institutions, or credit union in U.S. funds for the full amount of the shares to be purchased.  After you open an account, you may purchase additional shares by sending a check together with written instructions stating the name(s) on the account and the account number, to the above address.  Make all checks payable to the Fund.  The Fund will not accept payment in cash, including cashier’s checks or money orders.  Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks or starter checks for the purchase of shares.

Note:  Gemini Fund Services, LLC, the Fund's transfer agent, will charge a $25 fee against a shareholder’s account, in addition to any loss sustained by the Fund, for any check returned to the transfer agent for insufficient funds.

When Order is Processed:  All shares will be purchased at the NAV per share (plus applicable sales charges, if any) next determined after the Fund receives your application or request in good order.  All requests received in good order by the Fund before 4:00 p.m. (Eastern time) will be processed on that same day.  Requests received after 4:00 p.m. will be processed on the next business day.

Good Order:  When making a purchase request, make sure your request is in good order.  “Good order” means your purchase request includes:

•

the name of the Fund

•

the dollar amount of shares to be purchased

•

a completed purchase application or investment stub

•

check payable to the “ Winans Long/Short Fund”

Retirement Plans:  You may purchase shares of the Fund for your individual retirement plans.  Please call the Fund at 1-866-722-1677 for the most current listing and appropriate disclosure documentation on how to open a retirement account.

HOW TO REDEEM SHARES

Redeeming Shares:  All shares are redeemed at the NAV per share (less any applicable sales charges or redemption fee) next determined after the Fund receives your request.  A 2.00% early redemption fee will be assessed on shares held less than 30 days.  You may redeem all or any portion of the shares credited to your account by submitting a written request for redemption to:

Regular/Express/Overnight Mail
Winans Long/Short Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137

Redemptions by Telephone:  The telephone redemption privilege is automatically available to all new accounts except retirement accounts.  If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in a bank or brokerage firm in the United States as designated on your application.  To redeem by telephone, call 1-866-722-1677.  The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions.  IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days.  Neither the Fund, the transfer agent, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss.  The Fund or the transfer agent, or both, will employ reasonable procedures to determine that telephone instructions are genuine.  If the Fund and/or the transfer agent do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions.  These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

Redemptions through Broker:  If shares of the Fund are held by a broker-dealer, financial institution or other servicing agent, you must contact that servicing agent to redeem shares of the Fund.  The servicing agent may charge a fee for this service.

Redemptions by Wire:  You may request that your redemption proceeds be wired directly to your bank account. The Fund's transfer agent imposes a $15 fee for each wire redemption and deducts the fee directly from your account. Your bank may also impose a fee for the incoming wire.

Redemptions through www.[____].com:  You may redeem your shares through the Fund’s website www.[____].com.  Shares from a tax sheltered retirement account cannot be redeemed through the Fund's website.  For complete information regarding Internet transactions, please see the section above entitled "Transactions Through www.[____].com."

Redemptions in Kind:  The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount is greater than $250,000 or 1% of the Fund’s assets. The securities will be chosen by the Fund and valued at the Fund’s net asset value. A shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses in converting these securities to cash.

When Redemptions are Sent:  Once the Fund receives your redemption request in “good order” as described below, it will issue a check based on the next determined NAV following your redemption request. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of a request in “good order.”  If you purchase shares using a check and soon after request a redemption, your redemption request will not be processed until the check used for your purchase has cleared your bank (usually within 10 days).

Good Order:  Your redemption request will be processed if it is in “good order.”  To be in good order, the following conditions must be satisfied:

•

The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed;

•

The request must identify your account number;

•

The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

•

[If you request that the redemption proceeds be sent to a person, bank or an address other than that of record or paid to someone other than the record owner(s), or] if the address was changed within the last 30 days, or if the proceeds of a requested redemption exceed $50,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

When You Need Medallion Signature Guarantees:  If you wish to change the bank or brokerage account that you have designated on your account, you may do so at any time by writing to the Fund with your signature guaranteed.  A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers.  You will need your signature guaranteed if:

•

you request a redemption to be made payable to a person not on record with the Fund;

•

you request that a redemption be mailed to an address other than that on record with the Fund;

•

the proceeds of a requested redemption exceed $50,000;

•

any redemption is transmitted by federal wire transfer to a bank other than the bank of record; or

•

 your address was changed within 30 days of your redemption request.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations).  Further documentation will be required to change the designated account if shares are held by a corporation, fiduciary or other organization.  A notary public cannot guarantee signatures.

Retirement Plans:  If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Fund should withhold federal income tax.  Unless you elect in your redemption request that you do not want to have federal tax withheld, the redemption will be subject to withholding.

Low Balances:  If at any time your account balance in the Fund falls below $1,000, the Fund may notify you that, unless the account is brought up to at least $1,000 within 60 days of the notice; your account could be closed.  After the notice period, the Fund may redeem all of your shares and close your account by sending you a check to the address of record.  Your account will not be closed if the account balance drops below $1,000 due to a decline in NAV.  The Fund will not charge any redemption fee on involuntary redemptions.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund’s shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account).  When you redeem your shares you may realize a taxable gain or loss.  This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold.  (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income [annually] and net capital gains annually in December.  Both distributions will be reinvested in shares of the Fund unless you elect to receive cash.  Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares.  Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash.  Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January.  Each year the Fund will inform you of the amount and type of your distributions.  IRAs and other qualified retirement plans are exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes.  A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS.  If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires the Fund to withhold a percentage of any dividend, redemption or exchange proceeds.  The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number.  If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending.  The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This summary is not intended to be and should not be construed to be legal or tax advice.  You should consult your own tax advisors to determine the tax consequences of owning the Fund’s shares.

FREQUENT PURCHASES AND REDEMPTION OF FUND SHARES

The Fund discourages and does not accommodate market timing.  Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund’s investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders.  The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities.  Accordingly, the Fund's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change.  The Fund's Board has also approved a 2.00% early redemption fee on shares held less than 30 days.  Redemption fees are paid to the Fund and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

The Fund currently uses several methods to reduce the risk of market timing.  These methods include committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund’s “Market Timing Trading Policy”.  If a shareholder makes a redemption that is both within a predetermined number of days of purchase and in excess of a predetermined dollar amount, the Fund and its adviser will further evaluate the shareholder's transactions to determine whether the trading pattern suggests an ongoing market timing strategy.  Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund’s shareholders.

Based on the frequency of redemptions in your account, the adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to the Fund as described in the Fund’s Market Timing Trading Policy and elect to (i) reject or limit the amount, number, frequency or method for requesting future purchases into the Fund and/or (ii) reject or limit the amount, number, frequency or method for requesting redemptions out of the Fund.

The Fund reserves the right to reject or restrict purchase or exchange requests for any reason, particularly when a shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.  Neither the Fund nor the adviser will be liable for any losses resulting from rejected purchase or exchange orders.  The Adviser or Sub-Adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with the Fund.

Although the Fund attempts to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that the Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of funds. While the Fund will encourage financial intermediaries to apply the Fund’s Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund’s Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund’s Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions, assessing the Fund’s redemption fee and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund’s Market Timing Trading Policy. However, the Fund will ensure that financial intermediaries maintaining omnibus accounts on behalf of the Fund enter into an agreement with the Fund to provide shareholder transaction information, to the extent known to the financial intermediary, to the Fund upon request.

DISTRIBUTION OF SHARES

Distributor:  Northern Lights Distributors, LLC, 4020 South 147th Street, Omaha, Nebraska 68137, is the distributor for the shares of the Fund.  Northern Lights Distributors, LLC is a registered broker-dealer and member of the FINRA.  Shares of the Fund are offered on a continuous basis.

Distribution Fees:  The Fund has adopted a Distribution Plan ("12b-1 Plan" or "Plan"), pursuant to which the Fund pays the Fund's distributor an annual fee for distribution and shareholder servicing expenses of 0.25% of the Fund's average daily net assets.

The Fund's distributor and other entities are paid under the Plan for services provided and the expenses borne by the distributor and others in the distribution of Fund shares, including the payment of commissions for sales of the shares and incentive compensation to and expenses of dealers and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund’s shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials.  In addition, the distributor or other entities may utilize fees paid pursuant to the Plan to compensate dealers or other entities for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any un-reimbursed expenses.

You should be aware that if you hold your shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by the Financial Industry Regulatory Authority due to the recurring nature of distribution (12b-1) fees.

Additional Compensation to Financial Intermediaries:  The Fund's distributor, its affiliates, and the Fund's adviser may, at their own expense and out of their own legitimate profits, provide additional cash payments to financial intermediaries who sell shares of the Fund.  Financial intermediaries include brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others.  These payments may be in addition to the Rule 12b-1 fees and any sales charges that are disclosed elsewhere in this Prospectus.  These payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support.  Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales programs.  These payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders.  The Distributor may, from time to time, provide promotional incentives, including reallowance and/or payment of up to the entire sales charge, to certain investment firms.  Such incentives may, at the Distributor's discretion, be limited to investment firms who allow their individual selling representatives to participate in such additional commissions.

Householding:  To reduce expenses, we mail only one copy of the Prospectus and each annual and semi-annual report to those addresses share by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at 1-866-722-1677 between the hours of 8:30 a.m. and 7:00 p.m. Eastern time on days the Fund is open for business or contact your financial institution.  We will begin sending you individual copies thirty days after receiving your request.

FINANCIAL HIGHLIGHTS

The financial highlights table below is intended to help you understand the Fund’s financial performance for the period of the Fund’s operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the Fund for the fiscal year ended July 31, 2008 has been derived from the financial statements of the Fund (formerly know as the Biltmore Momentum/Dynamic ETF Fund) audited by Cohen Fund Audit Services, Ltd, whose report, along with the Fund’s financial statements, are included in the Fund’s July 31, 2009 annual report, which is available upon request.

[TO BE SUPPLIED BY SUBSEQUENT AMENDMENT]

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to us.  The Fund is committed to maintaining the confidentiality, integrity and security of your personal information.  When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

•

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to your name, address, phone number, social security  number; assets, income and date of birth, and

•

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law.  For example, the Fund is permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions.  Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with non-affiliated third parties.

The Privacy Policy is not part of this Prospectus

WINANS LONG/SHORT FUND

Adviser	WI Mutual Funds 330 Ignacio Boulevard Suite 203 Novato, CA 94949	Distributor	Northern Lights Distributors, LLC 4020 South 147th Street Omaha, NE 68137
Sub-Adviser	Winans International 330 Ignacio Boulevard Suite 203 Novato, CA 94949	Legal Counsel	Thompson Hine, LLP 312 Walnut Street, 14th floor Cincinnati, OH 45202
Auditor	Cohen Fund Audit Services, Ltd. 800 Westpoint Parkway, Suite 1100 Westlake, OH 44145	Transfer Agent	Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, NE 68137
Custodian	Bank of New York

Additional information about the Fund is included in the Fund's Statement of Additional Information dated October [  ], 2009 (the “SAI”).  The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus).  The SAI provides more details about the Trust’s policies and management. Additional information about the Fund’s investments will also be available in the Fund's Annual and Semi-Annual Reports to Shareholders.  In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

To obtain a free copy of the SAI and the Annual and Semi-Annual Reports to Shareholders, or other information about the Fund, or to make shareholder inquiries about the Fund, please call 1-866-722-1677] or visit www.[____].com.  You may also write to:

Winans Long/Short Fund

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

You may review and obtain copies of the Fund’s information at the SEC Public Reference Room in Washington, D.C.  Please call 1-202-942-8090 for information relating to the operation of the Public Reference Room.  Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-0102.

Investment Company Act File #811-21720